[WEST MARINE LETTERHEAD]

December 11, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:     Jennifer Thompson
       Accounting Branch Chief

Re:          West Marine, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed March 7, 2013
Form 10-Q for the quarterly period ended September 28, 2013
Filed October 28, 2013
File No. 000-22512

Dear Ms. Thompson:

We have received your comment with respect to the above-referenced filings that were set forth in a letter dated November 18, 2013, and addressed to Matthew L. Hyde, our President and Chief Executive Officer (“CEO”).  The remainder of this letter contains the text of your comment followed by our corresponding responses.

Form 10-Q for the quarterly period ended September 28, 2013

Notes to Condensed Consolidated Financial Statements

Note 4: Segment Information

1.	We note your disclosure that beginning in this fiscal year you are reporting one reportable segment. Please respond to the following:

•	Please tell us the types of and level of disaggregation of information regularly provided to your CODM.

RESPONSE

As disclosed in our Form 10-Q for the quarterly period ended September 28, 2013, historically, we reported three segments — Stores, Port Supply (wholesale) and Direct-to-Consumer (eCommerce, catalog and call center transactions). Matt Hyde, our CEO, joined West Marine on June 19, 2012 and shortly thereafter he began implementing his vision for West Marine as an omni-channel retailer. He

Securities and Exchange Commission
December 11, 2013

has shifted our focus as an organization away from three separate and distinct sales channels to an omni-channel operating approach where we view our business as providing a single, integrated experience for our customers. In connection with this strategic shift our CEO, who is our chief operating decision maker (“CODM”) as defined by Accounting Standards Codification 280, also changed the form of reports and the information that he receives to assess our performance to align with our omni-channel approach to the business. The changes in the information that he is provided were largely completed by the first quarter of 2013, at which time we concluded that, based on the information regularly reviewed by our CODM, we have one operating and reportable segment. We have also changed the way in which we view and manage our business through organizational changes and systems integrations designed to align with our omni-channel operating approach. Our stores, Direct-to-Consumer, and Port Supply channels are fundamentally inseparable components of our business of selling an array of merchandise. In other words, our omni-channel strategy is one in which we deliver an integrated experience to our customers, regardless of whether the customer is shopping for our products in a physical store or through one of our other sales channel. Our customer experience objective is that a customer will receive the same quality of product and consistent brand experience regardless of shopping method. For example, we have found that our customers may research a product on our eCommerce website and then come to the store to inspect the merchandise. The customer may then purchase the item in the store or possibly later on-line. Likewise, a customer has the option to order merchandise on-line and pick it up at one of our store locations and a wholesale customer’s order may be fulfilled from one of our retail stores rather than from our distribution center.

The information regularly provided to the CODM in assessing performance of the business and making resource allocation decisions is as follows:

a) Operating P&L — This monthly report is the primary report that the CODM uses to assess the Company’s performance and is the only report the CODM receives that provides pre-tax income and net income. It includes results for the month, quarter-to-date and year-to-date, with comparisons to budget, forecast and prior year. Consistent with our omni-channel focus, the report presents this information only on a consolidated basis, including sales, gross margin, expenses and contribution data. No disaggregated operating results by sales channel are provided to the CODM on this report other than a breakout of sales for the Direct-to-Consumer channel. This breakout is provided solely to allow our CEO to evaluate the efficacy of our on-going investments in our eCommerce platform, which is a current growth initiative to drive sales in all channels.

b) Company Vital Signs — This is a one-page scorecard-type report that displays various detailed financial and performance metrics by week, month-to-date, quarter-to-date and year-to-date, with comparisons to budget, forecast and prior

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December 11, 2013

year. Consistent with our omni-channel approach, the report presents information on a consolidated basis for total sales, comparable store sales, and raw product margin. Raw product margin is revenues less the purchase price of the product. There are also select disaggregated metrics included such as store payroll, sales by customer type (retail and wholesale), sales metrics for the Direct-to-Consumer channel, summarized product category sales metrics, and inventory levels.

c) Daily Sales and Margin — This report includes sales and consolidated raw product margin information for the day, week-to-date, month-to-date, quarter-to-date and year-to-date with comparisons to budget and prior year. Sales are displayed in the same format as they are presented in the Operating P&L discussed above (consolidated, with a breakout of Direct-to-Consumer). Also included in this report are sales metrics by customer type (retail and wholesale) and by geographic region.

d) Sales and Raw Margin by Product Category — This report includes sales and raw product margin for each of our product categories (a total of 35 categories) for the week, month-to-date, quarter-to-date and year-to-date, with comparisons to the prior year. Raw product margin by product category does not include occupancy costs or distribution costs and reflects the raw margin from our aggregate sales generated for the products, without regard to the sales channel. This report is used by our CODM to monitor product performance, but we do not assess our company’s operating performance at the product category level. More specifically, our CODM monitors performance based on consolidated operating results. His management team is structured around our omni-channel philosophy and none of the executives reporting to the CODM are compensated based upon operating results at the product level.

Historically, our CEO, as part of a broad distribution to members of the management team, both senior and mid-level, received a more detailed Daily Sales and Margin Report that included sales and raw product margin metrics for the day, week-to-date, month-to-date, quarter-to-date and year-to-date, with comparisons to budget and prior year. The sales and raw product margin metrics were displayed by sales channel, customer type, and geographic region. As part of our development into an omni-channel operation and our ongoing monitoring of our segment reporting, we determined the version of this report provided to our CEO included detailed information which was not utilized in his assessment of performance of the Company. Therefore, beginning in the fourth quarter of 2013 it was replaced by the Daily Sales and Margin Report described above.

•	Please tell us if you now operate in one operating and reportable segment or if you continue to operate in multiple operating segments which you have aggregated into one reportable segment.

Securities and Exchange Commission
December 11, 2013

RESPONSE

We confirm that, consistent with our omni-channel operating approach described above, we now operate in one operating segment.

•	Please tell us the level at which you evaluate impairment of long-lived assets and if you have made any changes to that level based on the changes in your segments.

RESPONSE

Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows that are largely independent of cash flows generated by other groups of assets and liabilities, which for stores is at the store level.  For the periods reported in our Form 10-K for our fiscal year ended December 29, 2012, as well as for the periods reported in our subsequent Form 10-Q filings, there have been no instances where we considered an asset group to be at a higher level than at the individual store level.  We did not make changes to the level at which we evaluate impairment of long-lived assets based on the change in our operating segments.

•
We note that you are now including sales from the direct-to-consumer and port supply channels in comparable store sales. Please tell us the impact of these different types of sales on your comparable store sales and separately quantify the impact of each of these types of sales on your comparable store sales percentages, if material.

RESPONSE

For the most recent three quarters and fiscal 2013 year-to-date, the effect of including Direct-to-Consumer sales in comparable store sales was not significant to the percentage change, as outlined in the table below.

	Q1 2013	Q2 2013	Q3 2013	Q3 YTD 2013
Including Direct-to-Consumer	-6.6%	-2.7%	0.9%	-2.3%
Excluding Direct-to-Consumer	-8.0%	-3.5%	-0.2%	-3.3%
Differential	1.4%	0.8%	1.1%	1.0%

As disclosed in the MD&A section of our Form 10-Q for the quarter ended September 28, 2013, comparable store sales increased $1.6 million, or 0.9%, as compared to the third quarter of 2012. We further disclosed that sales through our Direct-to-Consumer channel, driven by domestic eCommerce growth, increased by 20.3%, and that the Direct-to-Consumer channel represented 6.1% of our third

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December 11, 2013

quarter revenues, as compared to 5.1% last year. We disclosed this information to allow a reader of our MD&A to derive the impact of including Direct-to-Consumer sales in our comparable store sales.

For the most recent three quarters and fiscal 2013 year-to-date, the effect of including Port Supply sales in comparable store sales was not material, as outlined in the table below.

	Q1 2013	Q2 2013	Q3 2013	Q3 YTD 2013
Including Port Supply	-6.6%	-2.7%	0.9%	-2.3%
Excluding Port Supply	-6.6%	-2.8%	0.9%	-2.3%
Differential	0.0%	0.1%	0.0%	0.0%

For each quarter this year, Port Supply channel sales did not significantly influence the change in reported comparable store sales. We will monitor the Port Supply channel’s impact on comparable store sales, and if facts and circumstances make such impact more meaningful, we will provide appropriate disclosure similar to our disclosure regarding the Direct-to-Consumer sales impact.

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[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

Securities and Exchange Commission
December 11, 2013

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As requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find this letter responsive to your comments.  If you have questions regarding our responses, please contact me at (831) 761-4489.

Sincerely,

/s/ Thomas R. Moran
Thomas R. Moran
Chief Financial Officer

cc:           Matthew L. Hyde
Pamela J. Fields
Steven J. Barr, Pricewaterhouse Coopers
Rimma Tabakh, Grant Thornton
Thomas D. Twedt, Dow Lohnes
Jason Niethamer, Assistant Chief Accountant,
Division of Corporation Finance
Lisa Sellars, Staff Accountant
Division of Corporation Finance